Exhibit 99.2

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018
DATED NOVEMBER 4, 2018

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	11
Liquidity	12
Capital Resources	13
Off-Balance Sheet Arrangements	13
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	14
Financial Instruments	14
Capital Structure	14
Controls and Procedures	14
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	15

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Forward-Looking Statements

Statements contained in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, the ramp up of San Rafael mining operations, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration and development activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending disputes or litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices.

The list above is not exhaustive of the factors that may affect the Company’s forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2018, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 4, 2018 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2018 and 2017. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018 and 2017 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2018 (“Q3-2018”) compared to the three months ended September 30, 2017 (“Q3-2017”) and for the nine months ended September 30, 2018 (“YTD-2018”) compared to the nine months ended September 30, 2017 (“YTD-2017”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver regions: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned, producing, San Rafael silver-zinc-lead mine (“San Rafael”) after declaring commercial production in December 2017. Prior to that time, it operated the 100%-owned Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including the Zone 120 silver-copper-gold deposit and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur mine has been put on care and maintenance pending an improvement in the silver price.

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets through exploration, optimizing the recently developed San Rafael mine, and charting a path to profitability at Galena. Exploration will continue evaluating early stage targets with an emphasis on the Cosalá District, and prospective areas near existing infrastructure at the Galena Complex.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2018 Highlights

•	Production of 1.4 million consolidated silver equivalent ounces, an increase of 27% year-over-year, including 0.3 million silver ounces.
•
Revenue of $11.7 million and net loss of $5.8 million for the quarter or ($0.13) per share, an increase in revenue of 20% and an increase in net loss of 109% compared to Q3-2017, including $3.3 million of negative provisional pricing adjustments.

•	Consolidated zinc production of 7.9 million pounds and lead production of 7.5 million pounds, increases of 451% and 40%, respectively.
•	Realized prices on sales of silver, zinc and lead decreased by 11%, 22%, and 18%, respectively, during the quarter compared to the first half of 2018, and were also lower when compared to Q3-2017.
•
Cost of sales of $9.08/oz. equivalent silver, by-product cash cost of $4.95/oz. silver, and all-in sustaining cost of $15.94/oz. silver for the quarter, representing year-over-year decreases of 1% and 61%, and an increase of 1%, respectively. Cost of sales of $8.46/oz. equivalent silver, by-product cash cost of negative ($1.31/oz.) silver, and all-in sustaining cost of $9.03/oz. silver for the first nine months of 2018, representing year-over-year decreases of 16%, 114%, and 31%, respectively.

•	San Rafael achieved its goal of sustaining a milling rate of over 1,700 tonnes per operating day.
•	The Galena Complex resumed normal operations in mid-July following hoist repairs completed late in Q2-2018.
•
Updated mineral reserves and resource with an effective date of June 30, 2018 are highlighted by a consolidated silver inventory containing 26 million ounces of proven and probable reserves, 70 million ounces of measured and indicated resources, and 28 million ounces of inferred resources.

•	The Company entered into a definitive agreement with Pershing Gold Corporation to complete a business combination.
•	The Company had a cash balance of $3.1 million and working capital balance of $3.3 million as at September 30, 2018.

Consolidated Operations

Consolidated silver equivalent production increased 27% over Q3-2017 driven by a strong performance at the Cosalá Operations. There the Los Braceros processing plant reached a performance milestone by sustaining a milling rate of over 1,700 tonnes per operating day by the end of the quarter. The San Rafael mine continued as the sole source of ore for the processing plant while advancing underground development into the Main Zone. With contributions from the Galena Complex, there was a significant gain in year-over-year base metal production with increases in consolidated zinc, and lead production of 451% and 40%, respectively. This strong performance was tempered by reduced mill throughput at the Cosalá Operations due to an unplanned mill repair lasting approximately 10 days, in addition to approximately 120 hours of lost operating time at the process plant due to periodic power outages stemming from delivery problems originating with the electricity provider. Additionally, the Galena Complex milled tonnage was lower as the mine resumed normal operations in mid-July following hoist repairs completed on June 30, 2018.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Metal prices came off sharply late in Q2-2018 and were sustained at lower levels through Q3-2018 as the impact of U.S./Chinese trade discussions are felt widely across markets. Year-over-year, the silver spot price decreased from an average of $16.83 per ounce in Q3-2017 to $14.99 per ounce in Q3-2018 decreasing to a low of $14.13 per ounce in September 2018. Additionally, the market prices for the Company’s zinc and lead by-product metals also decreased year-over-year. The zinc spot price decreased to an average of $1.15 per pound during Q3-2018 compared to an average of $1.34 per pound year-over-year, while the lead spot price decreased to an average of $0.95 per pound during Q3-2018 compared to an average of $1.06 per pound year-over-year. The decrease in metal prices was the primary driver as the Company’s cash balance decreased to $3.1 million at the end Q3-2018. Despite lower realized prices, the Company continued development of the San Rafael Main Zone. Capital development will decrease by the end of the fourth quarter and into 2019.

During Q3-2018, the Company produced 1.4 million consolidated silver equivalent ounces including 0.3 million silver ounces, compared to production of 1.1 million consolidated silver equivalent ounces including 0.6 million silver ounces during Q3-2017. Consolidated silver equivalent production increased due to the greater output of zinc and lead by-product metals at the Cosalá Operations though tempered by lower silver-lead tonnage at the Galena Complex due to the hoist issues in June.

In Q3-2018, consolidated costs of sales were $9.08/oz. equivalent silver, by-product cash costs were $4.95/oz. silver, and all-in sustaining costs were $15.94/oz. silver, representing year-over-year decreases of 1% and 61%, and an increase of 1%, respectively. The improvement in cash costs was a result of the significant increase in zinc and lead production primarily from the Cosalá Operations compared to Q3-2017 when the Company had not yet migrated from the Nuestra Señora mine to San Rafael. The base metal production increases were offset by decreases in the realized prices for zinc and lead during the period which negatively impacted by-product cash costs, and all-in sustaining costs.

On September 28, 2018, the Company entered into a definitive agreement to complete a business combination with Pershing Gold Corporation (“Pershing”). The combination will add an attractive gold-silver development project in Nevada with significant precious metal growth to the Company’s production profile. Under the terms of the combination transaction, shareholders of Pershing will receive 0.715 common shares of the Company for each outstanding Pershing common shares held. A special meeting of shareholders will be held to approve the proposed combination transaction with closing of the combination transaction expected during the first quarter of 2019. Details on the Pershing combination transaction can be found on the Company’s website at www.americassilvercorp.com.

On October 11, 2018, the Company updated mineral reserve and resource estimates for the Cosalá Operations and Galena Complex with an effective date of June 30, 2018. The estimate also includes the San Felipe property located in Sonora, Mexico on which the Company holds an option. The estimated silver inventory contained 26 million ounces of proven and probable reserves, a decrease of 2 million ounces or 9%, and 70 million ounces of measured and indicated resources, an increase of 12 million ounces or 21%.  Total silver contained in the inferred category decreased by 23% to 28.3 million ounces primarily due to the resource conversion at Zone 120 and adoption of stricter estimation parameters at Galena offset by the inclusion of 3.1 million ounces from the San Felipe Project.

Drilling completed in early 2018 at the Company’s Zone 120 deposit improved the confidence and understanding of the deposit.  The tonnage and silver contained in the indicated resources increased to 2.7 million tonnes and 16.2 million ounces grading 186 g/t silver and 0.46% copper, an improvement of approximately 30%, or 0.6 million tonnes and 3.7 million ounces. Given the similarities in ore characteristics with the El Cajón measured and indicated resource (1.1 million tonnes and 5.7 million ounces), and critical mass of the combined measured and indicated resource between Zone 120 and El Cajón, the Company is internally assessing the economic viability of the joint development of these deposits. The evaluation is expected to be completed in Q4, 2018. Future development of the deposit is expected to require low initial capital to reach production given the proximity of the deposit to existing infrastructure at San Rafael and El Cajón, and knowledge attained from the Company’s recent mine development.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Mineral reserve and resource estimates and exploration results from the 2018 drill programs can be found on the Company’s website at www.americassilvercorp.com.

A subsidiary of the Company was party, with the United Steel Workers Union, to a collective bargaining agreement that covers all of the hourly employees at the Galena Complex with a term from June 29, 2014 to June 28, 2017. Effective August 29, 2018, union membership at the Galena Complex ratified a collective bargaining agreement between a subsidiary of the Company and the United Steel Workers Union.  The agreement runs until August 28, 2022 and covers substantially all of the operation’s hourly employees.

Consolidated Results and Developments

	Q3-2018	Q3-2017	YTD-2018	YTD-2017
Revenues ($ M)	$11.8	$9.8	$49.5	$42.2
Silver Produced (oz)	323,497	564,833	1,022,243	1,646,472
Zinc Produced (lbs)	7,906,601	1,433,961	23,995,780	6,727,468
Lead Produced (lbs)	7,536,660	5,369,482	21,377,937	17,965,262
Copper Produced (lbs)	-	507,285	-	1,088,860
Total Silver Equivalent Produced (oz)[1]	1,410,909	1,107,873	4,486,790	3,387,946
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$9.08	$9.17	$8.46	$10.13
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$4.95	$12.61	$(1.31)	$9.64
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$15.94	$15.92	$9.03	$13.06
Net Loss ($ M)	$(5.8)	$(2.8)	$(3.9)	$(2.1)
Comprehensive Loss ($ M)	$(5.8)	$(2.9)	$(3.7)	$(2.5)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.

During Q3-2018, the Company produced 1,410,909 silver equivalent ounces, including 323,497 ounces of silver, at cost of sales of $9.08/oz. equivalent silver, by-product cash cost of $4.95/oz. silver, and all-in sustaining cost of $15.94/oz. silver. These results compare to 1,107,873 silver equivalent ounces, including 564,833 ounces of silver, at cost of sales of $9.17/oz. equivalent silver, by-product cash cost of $12.61/oz. silver, and all-in sustaining cost of $15.92/oz. silver during Q3-2017, a 27% and 1% increase in production of silver equivalent ounces, and all-in sustaining cost per ounce, respectively, and a 43%, 1% and 61% decrease in production of silver ounces, cost of sales per equivalent silver ounce, and by-product cash cost per ounce, respectively.

During YTD-2018, the Company produced 4,486,790 silver equivalent ounces, including 1,022,243 ounces of silver, at cost of sales of $8.46/oz. equivalent silver, by-product cash cost of negative ($1.31/oz). silver, and all-in sustaining cost of $9.03/oz. silver. These results compare 3,387,946 silver equivalent ounces, including 1,646,472 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.64/oz. silver, and all-in sustaining cost of $13.06/oz. silver during YTD-2017, a 32%  increase in production of silver equivalent ounces, and a 38%, 16%, 114% and 31% decrease in production of silver ounces, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

Consolidated silver production during Q3-2018 was lower by 43% compared to Q3-2017 and during YTD-2018 was lower by 38% compared to YTD-2017. The decreases were the result of lower silver grade and metallurgical recovery at the Cosalá Operations, in addition to the previously announced production interruptions at the Galena mine. San Rafael will initially provide lower silver production compared to the previously mined deposits at the Cosalá Operations until mining sequences to the higher silver grade areas of the ore body later in 2020.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

The consolidated silver equivalent production and all-in sustaining costs increased by 27% and 1%, respectively, and the consolidated cash costs decreased by 61%, when compared to Q3-2017. The consolidated silver equivalent production increased by 32% and the consolidated cash costs and all-in sustaining costs decreased by 114% and 31%, respectively, when compared to YTD-2017, due to comparatively higher base metal grades generally present in the San Rafael deposit.

As a result of the increased silver equivalent production, revenues increased by $7.3 million or 17% from $42.2 million for the nine months ended September 30, 2017 to $49.5 million for the nine months ended September 30, 2018. However, net loss increased by $1.8 million from $2.1 million for the nine months ended September 30, 2017 to $3.9 million for the nine months ended September 30, 2018. Increase in net loss was primarily attributable to higher cost of sales, higher depletion and amortization, and higher exploration costs, offset by higher net revenue from increased silver equivalent production and by-product pricing, gain on the disposal of assets, and gains related to forward contracts. The Company generated cash from operating activities before non-cash working capital items of $4.9 million during the nine months ended September 30, 2018 compared to $5.9 million during the nine months ended September 30, 2017. These variances are further discussed in the following sections.

In March 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March 2017 while the final option payment of $8 million was payable to Hochschild on or before December 15, 2017. On December 1, 2017, the final option payment of $8 million plus applicable VAT was amended to become option payments of $0.5 million paid on January 1, 2018, $0.5 million paid on April 1, 2018, $1.0 million paid on July 1, 2018, with the remaining balance of $6.0 million payable on or before December 31, 2018. Upon completion of the final option payment, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development property free of any underlying third-party royalties. The Company is in discussions with Hochschild to restructure the remaining payments in light of the expected funding requirements for the Pershing combination.

In September 2018, the Company entered into a definitive agreement to complete a business combination with Pershing. Under the terms of the combination transaction, shareholders of Pershing will receive 0.715 common shares of the Company for each outstanding Pershing common shares held. A special meeting of shareholders will be held to approve the proposed combination transaction with closing of the combination transaction expected during the first quarter of 2019.

On October 1, 2018, in connection with the proposed Pershing combination transaction, the Company entered into a short-term secured convertible loan agreement with Pierre Lassonde and two other lenders for $5.5 million CAD with interest payable at 15% per annum. The net proceeds of this loan will be used by the Company to fund a $4.0 million short-term secured first lien convertible loan to Pershing with interest payable at 16% per annum to address Pershing’s near-term working capital requirements.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Cosalá Operations
	Q3-2018	Q3-2017	YTD-2018	YTD-2017
Tonnes Milled	132,902	134,273	394,895	397,628
Silver Grade (g/t)	44	74	43	70
Zinc Grade (%)1	3.44	1.39	3.50	1.34
Lead Grade (%)1	1.36	0.73	1.38	0.66
Copper Grade (%)1	-	0.22	-	0.18
Silver Recovery (%)	54.2	87.0	50.8	86.3
Zinc Recovery (%)	78.4	71.8	78.8	79.7
Lead Recovery (%)	70.7	76.1	70.6	78.3
Copper Recovery (%)	-	81.2	-	70.6
Silver Produced (oz)	102,521	277,752	276,134	770,571
Zinc Produced (lbs)	7,906,601	1,433,961	23,995,780	6,727,468
Lead Produced (lbs)	2,815,885	793,058	8,477,686	3,268,780
Copper Produced (lbs)	-	507,285	-	1,088,860
Total Silver Equivalent Produced (oz)	888,342	528,823	2,877,669	1,626,696
Silver Sold (oz)	99,940	259,764	275,086	754,073
Zinc Sold (lbs)	7,813,957	1,258,532	23,578,424	6,506,030
Lead Sold (lbs)	2,722,329	669,281	8,467,496	3,135,551
Copper Sold (lbs)	-	460,227	-	1,049,841
Realized Silver Price ($/oz)	$14.89	$16.88	$15.98	$17.19
Realized Zinc Price ($/lb)	$1.14	$1.33	$1.37	$1.24
Realized Lead Price ($/lb)	$0.95	$1.05	$1.07	$1.02
Realized Copper Price ($/lb)	-	$2.92	-	$2.76
Cost of Sales/Ag Eq Oz Produced ($/oz)3	$6.85	$1.32	$6.00	$6.13
Cash Cost/Ag Oz Produced ($/oz)2,3	$(22.42)	$3.16	$(45.95)	$(0.09)
All-In Sustaining Cost/Ag Oz Produced ($/oz)2,3	$(0.67)	$3.16	$(24.89)	$(0.07)

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.

Despite 10 days of reduced throughput due to unplanned mill repairs, the Cosalá Operations processed 132,902 tonnes of ore at an average grade of 44 g/t of silver to produce 102,521 ounces of silver at cost of sales of $6.85/oz. equivalent silver, by-product cash cost of negative ($22.42/oz.) silver, and all-in sustaining cost of negative ($0.67/oz.) silver during Q3-2018. These results compare to 134,273 tonnes of ore at an average grade of 74 g/t of silver to produce 277,752 ounces of silver at cost of sales of $1.32/oz. equivalent silver, by-product cash cost of $3.16/oz. silver, and all-in sustaining cost of $3.16/oz. silver during Q3-2017, a 1% and 63% decrease in tonnes of ore milled and ounces of silver produced, respectively, significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%, and a significant increase in cost of sales per equivalent silver ounce by well above 100%. Silver equivalent production at Cosalá increased to 888,342 ounces from 528,823 ounces due to the production of 7.9 million pounds of zinc and 2.8 million pounds of lead, increases of 451% and 255%, respectively. Silver recovery to concentrate was 54.2% in Q3-2018 (Q3-2017 – 87.0%).

During YTD-2018, the Cosalá Operations processed 394,895 tonnes of ore at an average grade of 43 g/t of silver to produce 276,134 ounces of silver at cost of sales of $6.00/oz. equivalent silver, by-product cash cost of negative ($45.95/oz.) silver, and all-in sustaining cost of negative ($24.89/oz.) silver. These results compare to 397,628 tonnes of ore at an average grade of 70 g/t of silver to produce 770,571 ounces of silver at cost of sales of $6.13/oz. equivalent silver, by-product cash cost of negative ($0.09/oz.) silver, and all-in sustaining cost of negative ($0.07/oz.) silver during YTD-2017, a 1%, 64%, and 2% decrease in tonnes of ore milled, ounces of silver produced, and cost of sales per equivalent silver ounce, respectively, and significant decreases in by-product cash cost per ounce and all-in sustaining cost per ounce by well above 100%. Silver equivalent production at Cosalá increased to 2,877,669 ounces from 1,626,696 ounces due to the production of 24.0 million pounds of zinc and 8.5 million pounds of lead, increases of 257% and 159%, respectively. Silver recovery to concentrate was 50.8% in YTD-2018 (YTD-2017 – 86.3%).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Silver production during Q3-2018 and YTD-2018 from the Cosalá Operations was lower compared to Q3-2017 and YTD-2017 as the Company completed its first nine months of operations from its new San Rafael mine after declaring commercial production in December 2017. San Rafael is expected to produce ore containing lower grade silver and higher-grade base metals compared to the previously mined deposits at the Cosalá Operations until mining operations move to higher silver grade areas of ore body later next year. Additionally, the initial development in the San Rafael ore body was in an area closest to the portal where the silver grade is less than half of the reserve silver grade. As a result, the silver production was lower by 63% in Q3-2018 compared to Q3-2017 and lower by 64% in YTD-2018 compared to YTD-2017. However, the Cosalá Operations had a significant increase in silver equivalent production as well as a significant reduction in cash costs and all-in sustaining costs during Q3-2018 and YTD-2018, primarily due to the by-product metal production from zinc and lead during the period, which increased by 451% and 255%, respectively, when compared to Q3-2017 and increased by 257% and 159%, respectively, when compared to YTD-2017.

Realized silver price at $14.89/oz. and $15.98/oz. for Q3-2018 and YTD-2018, respectively (Q3-2017 – $16.88/oz. and YTD-2017 – $17.19/oz., respectively), are comparable to the average London silver spot price of $14.99/oz. and $16.10/oz. for Q3-2018 and YTD-2018, respectively (Q3-2017 – $16.83/oz. and YTD-2017 – $17.17/oz., respectively). The realized silver price decreased by 12% from Q3-2017 to Q3-2018 and 7% from YTD-2017 to YTD-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Galena Complex

	Q3-2018	Q3-2017	YTD-2018	YTD-2017
Tonnes Milled	37,477	40,404	103,672	123,969
Silver Grade (g/t)	195	233	236	231
Lead Grade (%)	6.26	5.68	6.17	5.91
Silver Recovery (%)	93.9	94.9	94.9	95.0
Lead Recovery (%)	91.3	90.5	91.5	90.9
Silver Produced (oz)	220,976	287,081	746,109	875,901
Lead Produced (lbs)	4,720,775	4,576,424	12,900,251	14,696,482
Total Silver Equivalent Produced (oz)	522,567	579,051	1,609,121	1,761,250
Silver Sold (oz)	209,732	282,534	750,906	891,531
Lead Sold (lbs)	4,471,878	4,555,041	12,974,781	14,933,766
Realized Silver Price ($/oz)	$14.66	$16.89	$16.12	$17.18
Realized Lead Price ($/lb)	$0.94	$1.08	$1.07	$1.04
Cost of Sales/Ag Eq Oz Produced ($/oz)	$12.87	$12.69	$12.84	$12.93
Cash Cost/Ag Oz Produced ($/oz)1	$17.65	$16.31	$15.21	$15.42
All-In Sustaining Cost/Ag Oz Produced ($/oz)1	$23.65	$20.92	$21.59	$20.85

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

The Galena Complex processed 37,477 tonnes of ore at an average grade of 195 g/t of silver to produce 220,976 ounces of silver at cost of sales of $12.87/oz. equivalent silver, by-product cash cost of $17.65/oz. silver, and all-in sustaining cost of $23.65/oz. silver during Q3-2018, compared to 40,404 tonnes of ore at an average grade of 233 g/t of silver to produce 287,081 ounces of silver at cost of sales of $12.69/oz. equivalent silver, by-product cash cost of $16.31/oz. silver, and all-in sustaining cost of $20.92/oz. silver during Q3-2017, a 7% and 23% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 1%, 8% and 13% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively.

During YTD-2018, the Galena Complex processed 103,672 tonnes of ore at an average grade of 236 g/t of silver to produce 746,109 ounces of silver at cost of sales of $12.84/oz. equivalent silver, by-product cash cost of $15.21/oz. silver, and all-in sustaining cost of $21.59/oz. silver, compared to 123,969 tonnes of ore at an average grade of 231 g/t of silver to produce 875,901 ounces of silver at cost of sales of $12.93/oz. equivalent silver, by-product cash cost of $15.42/oz. silver, and all-in sustaining cost of $20.85/oz. silver during YTD-2017, a 16%, 15%, 1% and 1% decrease in tonnes of ore milled, ounces of silver produced, cost of sales per equivalent silver ounce, and by-product cash cost per ounce, respectively, and a 4% increase in all-in sustaining cost per ounce.

As previously announced on June 14, 2018, production at the Galena Complex was negatively impacted by two issues affecting the No.3 Shaft: a 10-day suspension of hoisting in late April to allow the repair of steel sets in the shaft, and a 17-day shutdown of the hoist in June to address a mechanical failure in the hoist brake mechanism. The Complex was assessed to temporarily be on care and maintenance for the 17-day shutdown as repairs were performed with certain costs excluded from the cash costs and all-in sustaining costs calculations. Repairs were completed by the end of June 2018 and the Galena Complex resumed normal operations in Q3-2018. The Company is focused on returning Galena to an acceptable level of operating performance.

Realized silver price at $14.66/oz. and $16.12/oz. for Q3-2018 and YTD-2018, respectively (Q3-2017 – $16.89/oz. and YTD-2017 – $17.18/oz., respectively), are comparable to the average London silver spot price of $14.99/oz. and $16.10/oz. for Q3-2018 and YTD-2018, respectively (Q3-2017 – $16.83/oz. and YTD-2017 – $17.17/oz., respectively). The realized silver price decreased by 13% from Q3-2017 to Q3-2018 and decreased by 6% from YTD-2017 to YTD-2018. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company experienced a number of unexpected events that have impacted year-to-date production, specifically: Galena’s 10-day shutdown for shaft maintenance (April); Galena’s 17-day No.3 hoist issue (June-July); at Cosalá, a 10-day slowdown for repairs to one of the primary grinding mills; and approximately 120 hours of cumulative mill downtime due to periodic power outages stemming from delivery problems originating with the electricity provider. The metals industry has also experienced a sharp decrease in spot and realized prices as previously discussed, impacting silver equivalency, cost of sales per ounce, cash costs, and AISC. As a result, the Company is re-assessing its guidance for the year and intends to update the market later in the Q4-2018.

Results of Operations

Analysis of the three months ended September 30, 2018 vs. the three months ended September 30, 2017

The Company recorded net loss of $5.8 million for the three months ended September 30, 2018 compared to net loss of $2.8 million for the three months ended September 30, 2017. The increase in net loss was primarily attributable to higher cost of sales ($5.1 million), and higher depletion and amortization ($0.7 million), offset by higher net revenue from increased silver equivalent production ($1.9 million), and lower exploration costs ($0.8 million), each of which are described in more detail below.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Revenue increased by $1.9 million from $9.8 million for the three months ended September 30, 2017 to $11.7 million for the three months ended September 30, 2018. The increase is primarily due to $3.6 million in increased revenues due to an increase in zinc and lead production from the San Rafael mine during the period compared to Q3-2017 when production was from the lower-grade Nuestra Señora mine, less $1.7 million in decreased revenues due to a decrease in silver production and sales at the Galena Complex during the period. Revenue was impacted by negative provisional pricing adjustments of $3.3 million (2017 – positive $0.7 million) during the quarter.

Cost of sales increased by $5.1 million from $7.7 million for the three months ended September 30, 2017 to $12.8 million for the three months ended September 30, 2018. The increase is primarily due to the timing of commercial production at San Rafael in December 2017. In Q3-2017, development costs and any pre-productions revenues were capitalized to fixed assets instead of expensed as cost of sales. In Q3- 2017, Nuestra Señora was still operating though with lower levels of capital development as the mine would down operations toward closure. There was a $0.6 million decrease in cost of sales at the Galena Complex due to lower employee-related medical costs incurred during the period.

Depletion and amortization increased by $0.7 million from $1.7 million for the three months ended September 30, 2017 to $2.4 million for the three months ended September 30, 2018. The increase is primarily due to declaration of commercial production of San Rafael at the Cosalá Operations in December 2017 resulting in the depletion of its mining interests during the period. With declaration of San Rafael commercial production in December 2017, the Company transferred $6.4 million of deferred development costs and $25.2 million of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Exploration costs decreased by $0.8 million from $1.3 million for the three months ended September 30, 2017 to $0.5 million for the three months ended September 30, 2018. The decrease is primarily due to increased drilling at Zone 120 in Q3-2017 that highlighted the potential of this deposit.

Analysis of the nine months ended September 30, 2018 vs. the nine months ended September 30, 2017

The Company recorded net loss of $3.9 million for the nine months ended September 30, 2018 compared to net loss of $2.1 million for the nine months ended September 30, 2017. The increase in net loss was primarily attributable to higher cost of sales ($7.5 million), higher depletion and amortization ($1.2 million), and higher exploration costs ($0.6 million), offset by higher net revenue from increased silver equivalent production and by-product pricing ($7.3 million), gain on the disposal of assets ($0.9 million), and gains related to forward contracts ($0.9 million), each of which are described in more detail below.

Revenues increased by $7.3 million from $42.2 million for the nine months ended September 30, 2017 to $49.5 million for the nine months ended September 30, 2018. The increase is primarily due to $12.0 million in increased revenues due to an increase in zinc and lead production and related realized prices from the San Rafael mine during the period compared to YTD-2017 when production was from the lower-grade Nuestra Señora mine, less $4.8 million in decreased revenues due to a decrease in silver production and sales at the Galena Complex from resolved issues affecting the No.3 Shaft during the period. Revenue was impacted by negative provisional pricing adjustments of $3.5 million (2017 – positive $2.3 million) during the year to date.

Cost of sales increased by $7.5 million from $30.4 million for the nine months ended September 30, 2017 to $37.9 million for the nine months ended September 30, 2018. The increase is primarily due to a $9.7 million increase in cost of sales from the Cosalá Operations. In Q3-2017, development costs, net of pre-productions revenues related to San Rafael and El Cajón were capitalized to fixed assets instead of expensed as cost of sales. This increase was offset by a $2.1 million decrease in cost of sales from the Galena Complex from resolved issues affecting the No.3 Shaft negatively impacting production during the period.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Depletion and amortization increased by $1.2 million from $5.8 million for the nine months ended September 30, 2017 to $7.0 million for the nine months ended September 30, 2018. The increase is primarily due to declaration of commercial production of San Rafael at the Cosalá Operations in December 2017 resulting in the depletion of its mining interests during the period. With declaration of San Rafael commercial production in December 2017, the Company transferred $6.4 million of deferred development costs and $25.2 million of historical carrying value related to San Rafael to mining interests and began amortizing these costs based on the Company’s depletion and amortization policies.

Exploration costs increased by $0.6 million from $1.9 million for the nine months ended September 30, 2017 to $2.5 million for the nine months ended September 30, 2018. The change is primarily due to increased exploration drilling at Zone 120 at the Cosalá Operations earlier this year.

Gain on disposal of assets increased by $0.9 million from nil for the nine months ended September 30, 2017 to $0.9 million for the nine months ended September 30, 2018. The gain is primarily due to proceeds received through an insurance claim for equipment damaged from mining operations during fiscal 2017.

Gain on forward contracts increased by $0.9 million from nil for the nine months ended September 30, 2017 to $0.9 million for the nine months ended September 30, 2018. The increase is primarily due to the gains recognized from foreign exchange and commodity forward contracts related to by-product metal production during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2018.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2018	2018	2018	2017	2017	2017	2017	2016
Revenues ($ M)	$11.8	$17.3	$20.4	$12.1	$9.8	$17.2	$15.2	$14.4
Net Income (Loss) ($ M)	(5.8)	1.4	0.5	(1.4)	(2.8)	0.9	(0.2)	(2.4)
Comprehensive Income (Loss) ($ M)	(5.8)	1.3	0.8	(1.8)	(2.9)	0.8	(0.5)	(1.0)

Silver Produced (oz)	323,497	301,711	397,035	409,545	564,833	557,892	523,747	564,475
Zinc Produced (lbs)	7,906,601	8,756,201	7,332,978	4,895,670	1,433,961	2,904,374	2,389,133	2,671,391
Lead Produced (lbs)	7,536,660	6,216,592	7,624,685	7,427,357	5,369,482	6,435,048	6,160,732	7,277,346
Copper Produced (lbs)	-	-	-	78,541	507,285	273,475	308,100	260,018
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.08	$8.20	$8.14	$10.16	$9.17	$11.00	$9.93	$9.91
Cash Cost/Ag Oz Produced ($/oz)[1]	$4.95	$(6.15)	$(2.73)	$8.75	$12.61	$7.21	$9.89	$8.91
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$15.94	$5.40	$6.17	$14.20	$15.92	$10.65	$13.37	$11.57

Current Assets (qtr. end) ($ M)	$19.0	$25.8	$25.8	$26.2	$27.0	$29.9	$36.0	$36.6
Current Liabilities (qtr. end) ($ M)	15.8	13.7	14.9	14.4	12.1	11.6	11.1	16.5
Working Capital (qtr. end) ($ M)	3.2	12.1	10.9	11.8	14.9	18.3	24.9	20.1

Total Assets (qtr. end) ($ M)	$125.8	$130.5	$128.8	$126.8	$126.1	$127.7	$127.1	$117.3
Total Liabilities (qtr. end) ($ M)	36.1	35.6	38.3	38.8	38.6	38.6	39.1	30.1
Total Equity (qtr. end) ($ M)	89.7	94.9	90.5	88.0	87.5	89.1	88.0	87.2

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Liquidity

The change in cash since December 31, 2017 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2017	$9.3
Cash generated from operations	4.9
Expenditures on property, plant and equipment	(10.6)
Purchase of San Felipe property option	(2.0)
Repayments to pre-payment facility	(2.8)
Bond on decommissioning costs	(0.4)
Proceeds from exercise of options and warrants	3.6
Decrease in trade and other receivables	1.0
Change in inventories	1.1
Increase in prepaid expenses	(0.9)
Decrease in trade and other payables	(0.1)
Closing cash balance as at September 30, 2018	$3.1

The Company’s cash balance decreased from $9.3 million to $3.1 million mainly due to $2.5 million on expensed exploration at the Company’s operations, expenditures of property, plant and equipment at both Cosalá Operations and Galena Complex, option payments on the San Felipe property, and repayments on outstanding pre-payment facility with Glencore, offset by proceeds received from exercise of options and warrants. Current liabilities as at September 30, 2018 were $15.8 million which is $1.4 million higher than at December 31, 2017 mainly due to a $1.4 million increase in current repayment obligations on outstanding pre-payment facility.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. The Company believes that it has sufficient cash flow to fund its 2018 operations and development and exploration plans while meeting production targets at current commodity price levels. The Company is in the process of assessing funding options for the development of Relief Canyon in the event it successfully completes the acquisition of Pershing Gold Corporation. In the longer term, as production from the Cosalá Operations and Galena Complex continues to improve and if the outlook for metal prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, pre-payment facility, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2017). Although both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both pension plans to be approximately $0.9 million per year for each of the next 5 years, with no further pension contribution spending expected for the remainder of 2018 (as of November 4, 2018).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $12.7 million during the nine months ended September 30, 2018 and $23.7 million for the same period of 2017, of which $6.5 million was spent towards drilling and underground development costs, while $6.2 million was spent on purchase of property, plant and equipment. The Company expects funding of fiscal 2018 capital expenditures to be provided from internally-generated, operating cash flow from the San Rafael mine.

The following table sets out the Company’s contractual obligations as of September 30, 2018:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$10,410	$10,410	$-	$-	$-
Pre-payment facility	12,230	5,355	6,875	-	-
Interest on pre-payment facility	1,019	694	325	-	-
Operating leases	1,179	274	535	370	-
Other long-term liabilities	735	-	245	-	490
Total	$25,573	$16,733	$7,980	$370	$490

1 - All operating leases can be cancelled upon proper notice periods by the Company.

2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2018.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 5, 2018 and its MD&A for the year ended December 31, 2017. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

There have been no new accounting pronouncements issued in the first nine months of 2018 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2018.

Financial Instruments

The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

At September 30, 2018, the Company had non-hedge foreign exchange forward contracts to buy approximately 33.7 million MXP at average exchange rate of 21.00 MXP/USD to be settled within the fourth quarter of 2018 valued at approximately $1.6 million, with $0.1 million or 5% held as fund deposit. The average forward exchange rate on settlement as at September 30, 2018 was approximately 18.85 MXP/USD with the currencies having a fair value of approximately $1.8 million. Accordingly, the Company recorded an unrealized gain of $0.1 million through profit or loss during the three-month period ended September 30, 2018 (unrealized gain of $0.2 million for the nine-month period ended September 30, 2018). The Company settled non-hedge foreign exchange forward contracts to buy approximately 44.1 million MXP and recorded realized gains of $0.2 million through profit or loss during the three-month period ended September 30, 2018. For the nine-month period ended September 30, 2018, the Company settled non-hedge foreign exchange forward contracts to buy approximately 68.9 million MXP and recorded realized gains of $0.1 million.

The Company settled non-hedge commodity forward contracts to sell approximately 0.7 million pounds of zinc and recorded realized gains of $0.1 million through profit or loss during the three-month period ended September 30, 2018. For the nine-month period ended September 30, 2018, the Company settled non-hedge commodity forward contracts to sell approximately 1.4 million pounds of zinc and 2.6 million pounds of lead and recorded realized gains of $0.2 million and $0.3 million, respectively.

Capital Structure

The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at September 30, 2018, there were 43,094,657 common shares issued and outstanding.

As at November 4, 2018, there were 43,094,657 common shares of the Company issued and outstanding and 3,119,993 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,166,622.

Controls and Procedures

Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2018, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2018, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$12,809	$7,694	$37,943	$30,357
Non-cash costs ('000)1	(18)	1,715	(274)	907
Direct mining costs ('000)	$12,791	$9,409	$37,669	$31,264
Smelting, refining and royalty expenses ('000)	3,161	2,342	9,589	7,169
Less by-product credits ('000)	(14,350)	(6,714)	(48,597)	(24,977)
Total cash costs ('000)	$1,602	$5,037	$(1,339)	$13,456
Divided by silver produced (oz)2	323,497	399,559	1,022,243	1,395,935
Silver cash costs ($/oz)	$4.95	$12.61	$(1.31)	$9.64

Reconciliation of Cosalá Operations Cash Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$6,085	$343	$17,278	$7,576
Non-cash costs ('000)1	(341)	1,798	(398)	1,437
Direct mining costs ('000)	$5,744	$2,141	$16,880	$9,013
Smelting, refining and royalty expenses ('000)	2,061	373	6,234	1,784
Less by-product credits ('000)	(10,104)	(2,159)	(35,803)	(10,846)
Total cash costs ('000)	$(2,299)	$355	$(12,689)	$(49)
Divided by silver produced (oz)2	102,521	112,478	276,134	520,034
Silver cash costs ($/oz)	$(22.42)	$3.16	$(45.95)	$(0.09)

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2018

Reconciliation of Galena Complex Cash Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Cost of sales ('000)	$6,724	$7,351	$20,665	$22,781
Non-cash costs ('000)1	323	(83)	124	(530)
Direct mining costs ('000)	$7,047	$7,268	$20,789	$22,251
Smelting, refining and royalty expenses ('000)	1,100	1,969	3,355	5,385
Less by-product credits ('000)	(4,246)	(4,555)	(12,794)	(14,131)
Total cash costs ('000)	$3,901	$4,682	$11,350	$13,505
Divided by silver produced (oz)	220,976	287,081	746,109	875,901
Silver cash costs ($/oz)	$17.65	$16.31	$15.21	$15.42

Reconciliation of Consolidated All-In Sustaining Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$1,602	$5,037	$(1,339)	$13,456
Capital expenditures ('000)	3,466	1,199	10,395	4,597
Exploration costs ('000)	89	126	179	172
Total all-in sustaining costs ('000)	$5,157	$6,362	$9,235	$18,225
Divided by silver produced (oz)2	323,497	399,559	1,022,243	1,395,935
Silver all-in sustaining costs ($/oz)	$15.94	$15.92	$9.03	$13.06

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$(2,299)	$355	$(12,689)	$(49)
Capital expenditures ('000)	2,217	-	5,802	14
Exploration costs ('000)	13	-	13	-
Total all-in sustaining costs ('000)	$(69)	$355	$(6,874)	$(35)
Divided by silver produced (oz)2	102,521	112,478	276,134	520,034
Silver all-in sustaining costs ($/oz)	$(0.67)	$3.16	$(24.89)	$(0.07)

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce

	Q3 2018	Q3-2017	YTD-2018	YTD-2017
Total cash costs ('000)	$3,901	$4,682	$11,350	$13,505
Capital expenditures ('000)	1,249	1,199	4,593	4,583
Exploration costs ('000)	76	126	166	172
Total all-in sustaining costs ('000)	$5,226	$6,007	$16,109	$18,260
Divided by silver produced (oz)	220,976	287,081	746,109	875,901
Silver all-in sustaining costs ($/oz)	$23.65	$20.92	$21.59	$20.85

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue and cost of sales from El Cajón and San Rafael are capitalized as an offset to development costs.